Filed by United Technologies Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Raytheon Company
Commission File No. 001-13699
Date:  June 18, 2019

UTC

Paris Air Show Today

TAPE: UTX CEO optimistic Raytheon merger will be completed within 9 months

Phil LeBeau:	[00:00:01]	Hi, Becky, let me bring in Greg Hayes the Chairman and CEO of United Technologies and this is always a huge show for you guys every year, but this year you come in here fresh of the announcement of the proposed merger with Raytheon.

Greg Hayes:	[00:00:10]	Right.

Phil LeBeau:	[00:00:12]	And it raises the question, as you’re walking around, what’s the reaction you are hearing back from your customers as well as clients?

Greg Hayes:	[00:00:19]	Well, I think there’s a, there’s a couple of messages here. First of all, what we’re hearing is kind of like wow. As we’ve talked over the last week, is about this deal. It’s about tech – bringing technology together that we could have never done on our own. And I think as we’ve talked to the customers, as we’ve talked to the Department of Defense, they’ve been very intrigued by the opportunities that the merger gives. Obviously, investors are a little bit surprised. I, I tell people look, this is the final, the final piece of the puzzle for UTC in terms of the – our journey from a conglomerate multi-industry, to a focused A and D company. And I was joking with the folks at Raytheon, they’ve been on our radar for a long time. Of course, they’re the preeminent radar company in the world, but for the last 12 years, they’ve been out there as, as a potential acquisition. So, it came together. I think the technology argument is compelling and I think the customers see that.

Phil LeBeau:	[00:01:11]	You’ve laid out a compelling argument, but yet you’ve got Bill Ackman, Dan Loeb, who have both come out and said look, we don’t know if this deal makes sense. Have you talked to them and, and what would you say to them?

Greg Hayes:	[00:01:19]	Well, so we’ve talked to a lot of investors in, including Bill and including Dan, and I would say they have both been respectful as we have laid out the rationale. I think the question for everybody is look, you got this great commercial aero business. You know, why would you add in a defense segment to it? And the answer is really simple. We’re already 27% defense, we’re not just commercial. This is not losing focus as an A and D company. This is simply giving us scale on a technology stand, from a technology standpoint that we couldn’t possibly do before, whether it’s advanced analytics, whether it’s AI, autonomy in the cockpit, cyber protection for aerospace systems. It’s phenomenal the opportunities we have.

Phil LeBeau:	[00:01:58]	Does the resistance that you’re hearing from Bill and Dan or from others, make you question whether or not you can close this in nine months? In other words, is it possible that we see this get pushed out a little bit?

Greg Hayes:	[00:02:08]	So, I think if you, if you think about the regulatory landscape which is the first question in terms of the timing, there is zero overlap, right? Zero. Well, we talk about less than one percent and I think you heard before from the folks at Raytheon, we haven’t competed against each other in years on any single system. So, from a regulatory standpoint, we think nine months at the outside to get this done. Ten countries, it does not require Chinese approval. So, we think we’ve got a pretty clear path. As far as objections from shareholders, I think again, the more we talk about the technology, the more they see the benefits, the easier this is going to be to convince people. And again, you saw that last week. The stock starts, starts at both companies started to come back after the people had a chance to digest what this really means for UTC and Raytheon going forward.

Phil LeBeau:	[00:02:53]	Let’s talk about the Airbus A320 XLR. They just announced today they’re launching it, going into service in 2023. Pratt and Whitney is in a prime position to be the supplier of engines on that aircraft. Is this one of those segments where people perhaps are not appreciating the potential of it as a 757 replacement?

Greg Hayes:	[00:03:13]	Well, you think about it. We were talking about this before. The 757 went into service around 1982, I think, maybe 1984. They built about 1,000 of these aircraft. They’re getting old, they need to be replaced. Boeing hasn’t built one in more than ten years now. And so, this is a unique opportunity I think that Airbus is, is seizing to have – to capture that niche of the market. I mean, 1,000 airplanes is still 1,000 airplanes. Now, when you think about 30,000 over the next 15 years, okay, it’s a small piece from a Pratt perspective, you know, we’ve got – done very well with the A321, the larger format. I think this fits great into the – to what Pratt can offer on the, on the aircraft.

Phil LeBeau:	[00:03:47]	One last question. The 737 Max, it’s dominating the conversation at the show this year. You are a supplier to it, you’ve already said the impact it will have on United Technologies earnings. What’s your sense in terms of when this plane is back in the air and commercial service?

Greg Hayes:	[00:04:03]	You know, I, I wish I could answer that. I think all of us in the supply chain, all of the customers are asking the same question. It’s not going to get back into the air until everybody is absolutely convinced in terms of the safety. And I think Boeing will get it right. I’ve got high confidence in the team at Boeing. We’re obviously working with them on all of the equipment on that aircraft. Boeing will get it right. There is nothing more important than air safety.

Phil LeBeau:	[00:04:23]	So, is it the regulators that you believe ultimately that will be the key hurdle?

Greg Hayes:	[00:04:27]	Yeah, this is, this is not about solving the MCAS problem, right?

Phil LeBeau:	[00:04:30]	Because they’ve already said they’ve got the fix, they think it’s approved.

Greg Hayes:	[00:04:32]	The, the, the fix is done, right? The AOA sensors, all of the logic, all that’s been done. This is really getting the regulators to understand how the fix has been implemented and make – giving them confidence to re-certify the aircraft, which I think – I mean, it’s going to happen whether it happens in three months or six months, we’ll see. But it will happen.

Phil LeBeau:	[00:04:50]	But do you think there’s potential by the end of the year? In other words, do you think this is, these ideas of September might be a little too optimistic?

Greg Hayes:	[00:05:00]	I, I can speculate. All I can tell you is we’re going to support the Boeing company as they do this. It’s actually – there is an unintended benefit here. We’ve slowed down production from 52 to 42, it’s given some of our supply chains a chance to catch up. So, it’s not all bad news there, and those planes will get delivered.

Phil LeBeau:	[00:05:12]	Frank [sic] Hayes, Chairman, and CEO of United Technologies.

Greg Hayes:	[00:05:14]	Thank you so much.

Phil LeBeau:	[00:05:15]	Joining us here at the Paris Air Show. Guys, back to you.

[00:05:17]	[End of tape]

Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s and United Technologies’ respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by United Technologies of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies’ and/or Raytheon Company’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies’ shareowners and Raytheon Company’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the United Technologies’ shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies’ and Raytheon Company’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies’ integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon Company, United Technologies, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies’ shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed United Technologies’ estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon Company and United Technologies and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on United Technologies’ resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Raytheon Company on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Raytheon Company assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed merger, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a joint proxy statement of United Technologies and Raytheon Company (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of United Technologies will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to United Technologies’ shareowners and Raytheon Company’s shareholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Raytheon Company. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon Company with the SEC may be obtained free of charge at Raytheon Company’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon Company by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

United Technologies and Raytheon Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon Company’s directors and executive officers is available in Raytheon Company’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Raytheon Company as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.